As filed with the Securities and Exchange Commission on May 19, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HFF, INC.
(Exact name of Registrant as specified in its charter)

Delaware	6500	51-0610340
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

One Oxford Centre
301 Grant Street, Suite 600
Pittsburgh, Pennsylvania 15219
(412) 281-8714
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
John H. Pelusi, Jr.
Chief Executive Officer
HFF, Inc.
One Oxford Centre
301 Grant Street, Suite 600
Pittsburgh, PA 15219
(412) 281-8714
(Name, address including zip code, and telephone number,
including area code, of agent for service)
Copies to:
James A. Lebovitz, Esq.
Marc P. Lindsay, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
(215) 994-4000

Approximate date of commencement of the proposed sale of the securities to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to	Offering	Aggregate	Amount of
Securities to Be Registered	Be Registered(1)	Price Per Unit(2)	Offering Price(2)	Registration Fee
Class A common stock, par value $0.01 per share	20,355,000	$2.95	$60,047,250	$3,350

(1)	This Registration Statement registers 20,355,000 shares of Class A common stock of HFF, Inc. issuable upon exchange by HFF Holdings LLC of an equivalent number of partnership units of each of Holliday Fenoglio Fowler, L.P. and HFF Securities L.P., which shares of Class A stock will subsequently be distributed from time to time after this registration statement becomes effective by HFF Holdings LLC to its members upon redemption of an equivalent number of limited liability company units of HFF Holdings LLC as contemplated by the reorganization transactions effected in connection with our initial public offering of our Class A common stock in February 2007. This Registration Statement also relates to such additional shares of Class A common stock of HFF, Inc. as may be issued with respect to such shares of Class A common stock by way of a stock dividend, stock split or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low per share prices of Class A common stock of HFF, Inc. as reported on the New York Stock Exchange on May 15, 2009.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated May 19, 2009
Prospectus
20,355,000 Shares
Class A Common Stock
     HFF, Inc. may issue and, through HFF Holdings LLC (“HFF Holdings”), distribute from time to time up to 20,355,000 shares of Class A common stock to holders of limited liability company units in HFF Holdings, who are entitled to direct HFF Holdings to exchange two partnership units, one in each of Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. (collectively, the “Operating Partnerships”), for a share of Class A common stock, and subsequently redeem one limited liability company unit in HFF Holdings for such share of Class A common stock (such right, the “Exchange Right”). We are a public holding company, organized under the laws of Delaware, holding partnership units in the Operating Partnerships and all of the outstanding shares of Holliday GP Corp., the sole general partner of each of the Operating Partnerships. The Exchange Right was granted as part of the reorganization transactions that took place in February 2007 in connection with the initial public offering of our Class A common stock.
     We are registering the issuance of our Class A common stock to permit holders of limited liability company units in HFF Holdings who redeem their limited liability company units to sell without restriction in the open market or otherwise any of our shares of Class A common stock that they receive upon exercise of the Exchange Right. However, the registration of our Class A common stock does not necessarily mean that any holders will redeem their limited liability company units in HFF Holdings, which redemptions are subject to certain contractual restrictions which are discussed in “Exercise of the Exchange Right.”
     We will not receive any cash proceeds from the issuance of any of our shares of Class A common stock upon an exercise of the Exchange Right, but we will acquire the partnership units in the Operating Partnerships exchanged for shares of our Class A common stock that we issue to HFF Holdings. HFF Holdings will in turn not receive any cash proceeds from the transactions described in this prospectus but will acquire the limited liability company units in itself that are redeemed for such shares of Class A common stock that it may distribute to a redeeming holder.
     Our Class A common stock is listed on the New York Stock Exchange under the symbol “HF.” The last reported sale price of the Class A common stock on May 18, 2009 was $3.20 per share.
     Investing in our Class A common stock involves significant risks. See “Risk Factors” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state other regulatory body approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is            , 2009

          We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our shares of Class A common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.
          You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

SPECIAL NOTE REGARDING THE ISSUER
          In connection with our initial public offering of our Class A common stock in February 2007, we effected a reorganization of our business, which had previously been conducted through HFF Holdings LLC (“HFF Holdings”) and certain of its wholly owned subsidiaries, including Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. (together, the “Operating Partnerships”) and Holliday GP Corp. (“Holliday GP”). In the reorganization, HFF, Inc., a newly-formed Delaware corporation, purchased from HFF Holdings all of the shares of Holliday GP, which is the sole general partner of each of the Operating Partnerships, and approximately 45% of the partnership units in each of the Operating Partnerships (including partnership units in the Operating Partnerships held by Holliday GP) in exchange for the net proceeds from the initial public offering and one share of Class B common stock of HFF, Inc. Following this reorganization and as of the closing of the initial public offering on February 5, 2007, HFF, Inc. is a holding company holding partnership units in the Operating Partnerships and all of the outstanding shares of Holliday GP. HFF Holdings and HFF, Inc., through their wholly-owned subsidiaries, are the only limited partners of the Operating Partnerships. We refer to these transactions collectively in this prospectus as the “Reorganization Transactions.” Unless we state otherwise, the information in this prospectus gives effect to these Reorganization Transactions.
          Unless the context otherwise requires, references to (1) “HFF Holdings” refer solely to HFF Holdings LLC, a Delaware limited liability company that was previously the holding company for our consolidated subsidiaries, and not to any of its subsidiaries, (2) “HFF LP” refer to Holliday Fenoglio Fowler, L.P., a Texas limited partnership, (3) “HFF Securities” refer to HFF Securities L.P., a Delaware limited partnership and registered broker-dealer, (4) “Holliday GP” refer to Holliday GP Corp., a Delaware corporation and the general partner of HFF LP and HFF Securities, (5) “HoldCo LLC” refer to HFF Partnership Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of HFF, Inc., and (6) “Holdings Sub” refer to HFF LP Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of HFF Holdings. Our business operations are conducted by HFF LP and HFF Securities which are sometimes referred to in this prospectus as the “Operating Partnerships.”
 i

Also, except where specifically noted, references in this prospectus to “the Company,” “we” or “us” mean HFF, Inc., a Delaware corporation, and its consolidated subsidiaries after giving effect to the Reorganization Transactions.
          References to the “initial public offering” refer to our initial public offering in February 2007 of 16,445,000 shares of our Class A common stock, including shares issued to the underwriters of the initial public offering pursuant to their election to exercise in full their overallotment option.
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 20,355,000 shares of Class A common stock.
 ii

HFF, INC.
          We are one of the leading providers of commercial real estate and capital markets services to the U.S. commercial real estate industry based on transaction volume and are one of the largest full-service commercial real estate financial intermediaries in the country. As of April 30, 2009, we operate out of 17 offices nationwide with approximately 164 transaction professionals and 223 support associates. In 2008, we advised on approximately $19.2 billion of completed commercial real estate transactions, a 56.0% decrease compared to the approximately $43.5 billion of completed transactions we advised on in 2007.
          Our fully-integrated national capital markets platform, coupled with our knowledge of the commercial real estate markets, allows us to effectively act as a “one-stop shop” for our clients, providing a broad array of capital markets services including:
•	Debt placement;

•	Investment sales;

•	Structured finance;

•	Private equity, investment banking and advisory services;

•	Loan sales; and

•	Commercial loan servicing.

          HFF, Inc. is a Delaware corporation with its principal executive offices located at 301 Grant Street, One Oxford Centre, Suite 600, Pittsburgh, Pennsylvania, 15219, telephone number (412) 281-8714.

RISK FACTORS
          The redemption of your limited liability company units in HFF Holdings for shares of our Class A common stock involves a high degree of risk. You should consider carefully each of the risks described below and all of the other information included or incorporated by reference in this prospectus before making a decision to redeem your partnership units in the Operating Partnerships for shares of our Class A common stock. In addition, there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our Class A common stock could decline and you could lose some or all of your investment.
Summary of Risks Related to Our Business
•	General economic conditions and commercial real estate market conditions, both globally and domestically, have had and may in the future have a negative impact on our business.

•	Our business has been, is currently being, and may continue to be, adversely affected by recent restrictions in the availability of debt and/or equity capital as well as the lack of adequate credit and the risk of continued deterioration of the debt and/or credit markets and commercial real estate markets.

•	If we are unable to retain and attract qualified and experienced transaction professionals and associates, our growth may be limited and our business and operating results could suffer.

•	The deteriorating business of certain of our clients could adversely affect our results of operation and financial condition.

•	Additional indebtedness or an inability to draw on our existing revolving credit facility or otherwise obtain indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

•	The current global credit and financial crisis could affect the ability or willingness of the financial institutions with whom we currently do business to provide funding under our current financing arrangements.

•	Our business could be hurt if we are unable to retain our business philosophy and partnership culture as a result of becoming a public company, and efforts to retain our philosophy and culture could adversely affect our ability to maintain and grow our business.

•	We have numerous significant competitors and potential future competitors, some of which may have greater resources than we do, and we may not be able to continue to compete effectively.

•	In the event that we experience significant growth in the future, such growth may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

•	If we acquire companies or significant groups of personnel in the future, we may experience high transaction and integration costs, the integration process may be disruptive to our business and the acquired businesses and/or personnel may not perform as we expect.

•	A failure to appropriately deal with actual or perceived conflicts of interest could adversely affect our businesses.

•	A majority of our revenue is derived from capital markets services transaction fees, which are not long-term contracted sources of revenue, are subject to external economic conditions and intense competition, and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

•	Significant fluctuations in our revenues and net income may make it difficult for us to achieve steady earnings growth on a quarterly or an annual basis, which may make the comparison between periods difficult and may cause the price of our Class A common stock to decline.

•	Our results of operation vary significantly among quarters during each calendar year, which makes comparisons of our quarterly results difficult.

•	Our existing goodwill and other intangible assets could become impaired, which may require us to take significant non-cash charges.

•	Our existing deferred tax assets may not be realizable, which may require us to take significant non-cash charges.

•	Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

•	Compliance failures and changes in regulation could result in an increase in our compliance costs or subject us to sanctions or litigation.

•	We could be adversely affected if the Terrorism Risk Insurance Act of 2002 is not renewed beyond 2014, or is adversely amended, or if insurance for other natural or manmade disasters is interrupted or constrained.
Summary of Risks Related to Our Organizational Structure
•	Our only material asset is our units in the Operating Partnerships, and we are accordingly dependent upon distributions from the Operating Partnerships to pay our expenses, taxes and dividends (if and when declared by our board of directors).

•	We will be required to pay HFF Holdings for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive, subsequent sales of our common stock and related transactions with HFF Holdings.

•	If HFF, Inc. was deemed an “investment company” under the Investment Company Act of 1940 as a result of its ownership of the Operating Partnerships, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Summary of Risks Related to Ownership of Our Class A Common Stock
•	Control by HFF Holdings of the voting power in HFF, Inc. may give rise to conflicts of interests and may prevent new investors from influencing significant corporate decisions.

•	Our Class A common stock may cease to be listed on the New York Stock Exchange, which would have an adverse impact on the liquidity and market price of our Class A common stock.

•	If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results or prevent fraud.

•	If securities analysts do not publish research or reports about our business or if they downgrade our company or our sector, the price of our Class A common stock could decline.

•	Our share price may decline due to the large number of shares eligible for future sale and for exchange.

•	The market price of our Class A common stock may continue to be volatile, which could cause the value of your investment to decline or subject us to litigation.

•	Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.
          For a more detailed discussion of these risk factors, see the information under “Item 1A—Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, as such information may be amended or supplemented in subsequently filed Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K.

FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to, those described under the caption “Risk Factors”. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS
          We will not receive any cash proceeds from the issuance of any shares of our Class A common stock pursuant to this prospectus, but we will acquire the partnership units in the Operating Partnerships exchanged for the shares of our Class A common stock that we may issue to, through Holdings Sub, HFF Holdings. HFF Holdings will in turn not receive any cash proceeds from the transactions described in this prospectus but will acquire the limited liability company units in itself that are redeemed for such shares of Class A common stock that it may distribute to a redeeming holder. A holder of HFF Holdings units exercising its Exchange Right also has the right to direct HFF Holdings to sell such shares of Class A common stock for cash on behalf of the holder exercising its Exchange Right. The proceeds of this sale will be immediately distributed by HFF Holdings to such holder.
EXERCISE OF THE EXCHANGE RIGHT
          In connection with the Reorganization Transactions, holders of limited liability company units in HFF Holdings received through their ownership of such units, among other things, the Exchange Right. The Exchange Right entitles such holders of limited liability company units in HFF Holdings to direct HFF Holdings to, through its wholly owned subsidiary Holdings Sub, exchange, at permitted times, two partnership units, one in each Operating Partnership, for a share of Class A common stock, and subsequently redeem one limited liability company unit in HFF Holdings held by such holder for such share of Class A common stock.
          Pursuant to contractual provisions and subject to certain exceptions, holders of limited liability company units in HFF Holdings were restricted from exercising the Exchange Right for two years after the initial public offering. After this two year period, such holders gained the right to exchange 25% of their limited liability company units, with an additional 25% becoming available for exchange each year thereafter. However, these contractual provisions may be waived, amended or terminated by the members of HFF Holdings following consultation with our board of directors. Notwithstanding the foregoing, no holders of limited liability company units in HFF Holdings will be entitled to redeem such limited liability company units for shares of Class A common stock or otherwise exercise the Exchange Right if such actions would be prohibited under applicable federal or state securities laws or regulations.
          In order to exercise its Exchange Right, a holder of limited liability company units in HFF Holdings must deliver written notice to HFF Holdings that it desires to exercise the Exchange Right. The notice exercising such Exchange Right must be given on or before the fifth day of the month in which such exercise is desired to occur. The notice must also specify whether the Class A common stock received in exchange for the units in HFF Holdings should be immediately sold by HFF Holdings upon receipt, with the proceeds of such sale being immediately distributed to the holder exercising its Exchange Right, or be immediately distributed upon receipt by HFF Holdings to such holder. Subject to certain exceptions, upon receipt of such notice, HFF Holdings will cause Holdings Sub to provide written notice to HFF, Inc. that Holdings Sub desires to exchange a stated number of partnership units in each of the Operating Partnerships into an equal number of shares of Class A common stock. This written notice must be accompanied by instruments of transfer to HFF, Inc., in form satisfactory to HFF, Inc. and its transfer agent, duly executed by Holdings Sub or its duly authorized attorney, and transfer tax stamps or funds therefor, if required. Delivery of the written notice and instruments of transfer must be made during normal business hours to the principal executive offices of HFF, Inc. or its transfer agent. Immediately upon receipt (through Holdings Sub) of the requested shares of Class A common stock, HFF Holdings will distribute such shares to the holder exercising the Exchange Right.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following summary describes certain United States federal income tax consequences of the redemption of limited liability company units in HFF Holdings LLC for shares of HFF, Inc. Class A common stock and the tax consequences of the ownership and disposition of such shares as of the date hereof. Except where noted, this summary deals only with limited liability company units held as capital assets held by United States Holders.
          As used herein, the term “United States Holder” means a holder of a limited liability company unit that is for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
          A Non-U.S. Holder is an owner (other than a partnership or other entity treated as a partnership for United States federal income tax purposes) that is not a United States Holder.
          This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding limited liability company units in HFF Holdings as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person that received its partnership units as compensation; or

•	a person whose “functional currency” is not the United States dollar.

          The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.
          If a partnership holds the limited liability company units, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership or member of a limited liability company holding the limited liability company units, you should consult your tax advisors.
          This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the redemption of your limited liability company units for shares of Class A common stock, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
Taxation of the Redemption
     United States Holders
          Your redemption of limited liability company units in HFF Holdings for Class A common stock will be preceded by the exchange of a portion of HFF Holdings’ interests (held by its wholly owned subsidiary Holdings Sub) in HFF LP and HFF Securities for Class A common stock. For United States federal income tax purposes, both such redemption and exchange will be taxable events. HFF Holdings will recognize gain (or loss) to the extent that the fair market value of the shares of Class A common stock (plus the reduction of a portion of HFF Holdings’ share of any liabilities of those partnerships) exceeds (or is less than) HFF Holdings’ adjusted basis in the exchanged partnership units of HFF LP and HFF Securities. HFF Holdings intends to specially allocate that gain (or loss) to you, up to the difference between the fair market value of your HFF Holdings limited liability company units and the adjusted basis of those units. Any such gain will be taxed as capital gain except to the extent that the amount received attributable to HFF Holdings’ share of “unrealized receivables” of HFF LP and HFF Securities exceeds HFF Holdings’ basis attributable to those assets, which amount will be taxed as ordinary income. Unrealized receivables include, to the extent not previously included in the partnerships’ income, any rights to payments for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income (for example, recapture of depreciation and amortization expense) if the Operating Partnerships had sold their assets at their fair market value at the time of the exchange. Any loss resulting from the exchange will be taxed as capital loss, except for any loss attributable to HFF Holdings’ share of the partnerships “unrealized receivables,” which will be treated as ordinary loss.
          You then will recognize gain to the extent that the fair market value of the shares of Class A common stock (plus the reduction of a portion of your share of any liabilities of HFF Holdings) exceeds the adjusted basis of your limited liability company units of HFF Holdings. Any such gain will be taxed as capital gain except to the extent that the amount received attributable to your share of “unrealized receivables” of HFF Holdings exceeds your basis attributable to those assets, which amount will be taxed as ordinary income. No loss will be allowed unless you terminate your entire interest in HFF Holdings and the value of the shares you receive is less than your basis in HFF Holdings. Any loss resulting from that exchange will be taxed as capital loss. Capital gain of individuals derived with respect to capital assets held for more than one year are generally taxed at reduced rates for gains recognized before January 1, 2011. The deductibility of capital losses is subject to limitations.
          Your basis in the limited liability company units of HFF Holdings received in exchange for a contribution of property or cash was equal to the basis in the property you contributed to HFF Holdings or the amount of cash contributed. Such initial basis is generally increased by your share of HFF Holdings’ taxable income (including the gain specially allocated to you as a result of the exchange of units of HFF LP and HFF Securities for Class A common stock) and increases in your share of HFF Holdings’ liabilities. Your initial basis generally is decreased, but not below zero, by your share of HFF Holdings’ distributions, including pursuant to the redemption, decreases in your share of HFF Holdings’ liabilities and your share of HFF Holdings’ losses and nondeductible expenditures.
     Non-U.S. Holders
          Because HFF Holdings is engaged in a U.S. trade or business, a portion of any gain recognized by a Non-U.S. Holder on the sale or exchange of its units could be treated for U.S. federal income tax purposes as effectively connected with such trade or business and hence such Non-U.S. Holder could be subject to U.S. federal income tax on the exchange as follows:
•	An individual Non-U.S. Holder will be subject to tax on the net gain effectively connected with a U.S. trade or business from such sale under regular graduated United States federal income tax rates.

•	A Non-U.S. Holder that is a foreign corporation will be subject to tax on its net gain that is effectively connected with a U.S. trade or business in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
Taxation of Ownership of Class A Common Stock
     United States Holders
          Dividends
          The gross amount of distributions on the Class A common stock will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you. Subject to certain limitations, the dividends will be eligible for the dividends received deduction if the recipient is a C corporation. In addition, subject to certain limitations, dividends received prior to January 1, 2011 by individuals will be eligible for reduced rates of taxation.
          To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of Class A common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Class A common stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.
          Taxation of Capital Gains
          For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share of Class A common stock in an amount equal to the difference between the amount realized for the Class A common stock and your tax basis in such shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are generally taxed at reduced rates for gains recognized before January 1, 2011. You will be treated as acquiring the Class A common stock on the day of the redemption and will not be able to include the period during which you held the redeemed HFF Holdings LLC units in determining the period for which you held the Class A common stock. The deductibility of capital losses is subject to limitations.
     Non-U.S. Holders
          Dividends
          Dividends paid to a Non-U.S. Holder of our Class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
          A Non-U.S. Holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
          A Non-U.S. Holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
          Gain on Disposition of Class A Common Stock
          Any gain realized on the disposition of our Class A common stock generally will not be subject to United States federal income tax unless:
•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
          An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
          We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Information reporting and backup withholding
     United States Holders
          In general, information reporting will apply to dividends in respect of our shares of Class A common stock and the proceeds from the sale, exchange or redemption of our partnership units and shares of Class A common stock that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
     Non-U.S. Holders
          We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
          A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
          Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our partnership units and Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

DESCRIPTION OF CAPITAL STOCK
          The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to our registration statement on Form S-1 filed with the Commission on December 22, 2006, and by applicable law.
          Our authorized capital stock consists of 175,000,000 shares of Class A common stock, par value $0.01 per share, 1 share of Class B common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
     Class A common stock
          Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
          Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
          Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
          Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.
          Subject to the transfer restrictions set forth in the Operating Partnerships’ partnership agreements and certain other contractual provisions and exceptions, HFF Holdings may exchange partnership units in the Operating Partnerships (other than those held by us) for shares of our Class A common stock on the basis of two partnership units (one of each Operating Partnership) for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.
     Class B common stock
          Holders of our Class B common stock (other than HFF, Inc. or any of its subsidiaries) are entitled to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships are exchangeable.
          Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of the certificate of incorporation or as otherwise required by applicable law.
          Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of HFF, Inc.
Preferred Stock
          Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
          We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your Class A common stock over the market price of the Class A common stock.
Authorized but Unissued Capital Stock
          Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the Class A common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
          One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Anti-Takeover Effects of Provisions of Delaware Law
          We are subject to Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or held 85% of our voting stock at the time of the consummation of the transaction in which such person attained the status of an “interested stockholder” or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, consolidation, stock sale or any sale of more than 10% of our assets involving us and the “interested stockholder,” or any other transaction resulting in a financial benefit to the

“interested stockholder.” In general, an “interested stockholder” is any entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that beneficially owns 15% or more of our outstanding voting stock or any entity or person affiliated with or controlling or controlled by any such entity or person.
          Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their interests.
Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws
          Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.
          Classified Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
          The classified board provision helps to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for our stockholders or a third party to effect a change in our management without the consent of the board of directors.
          Written Consent of Stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent except as specifically provided therein with respect to the Class B common stock. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our amended and restated bylaws.
          Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated

certificate of incorporation and amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.
          Amendment of Certificate of Incorporation. The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal, or rescission require approval by (i) our board of directors and (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our amended and restated certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.
          Special Meetings of Stockholders. Our amended and restated bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.
          Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.
Transfer Agent and Registrar
          The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.
Listing
          Our Class A common stock is listed on the New York Stock Exchange under the symbol “HF.”

COMPARISON OF OWNERSHIP OF LIMITED LIABILITY COMPANY UNITS IN HFF HOLDINGS, PARTNERSHIP UNITS IN THE OPERATING PARTNERSHIPS AND CLASS A COMMON STOCK
          The information below highlights a number of the significant differences between the rights and privileges associated with ownership of each of the limited liability company units in HFF Holdings, the partnership units in the Operating Partnerships and HFF, Inc. Class A common stock. This discussion is intended to assist holders of the limited liability company units in understanding how their investment will change if their limited liability company units are redeemed for shares of Class A common stock subsequent to the exchange by HFF Holdings (through Holdings Sub) of partnership units in the Operating Partnerships for shares of Class A common stock. The following information is summary in nature and is not intended to describe all the differences between the limited liability company units, partnership units and the Class A common stock. The following information is qualified in its entirety by reference to HFF, Inc.’s amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to our registration statement on Form S-1 filed with the Commission on December 22, 2006, the amended and restated partnership agreements of each of the Operating Partnerships, which are filed as exhibits to our registration statement on Form S-1 filed with the Commission on January 8, 2007, the second amended and restated limited liability company agreement of HFF Holdings, which is available to each member of HFF Holdings upon written request to HFF Holdings LLC, One Oxford Centre, 301 Grant Street, Suite 600, Pittsburgh, PA 15219, Attn: Managing Member, and by applicable law.

HFF, Inc.	Operating Partnerships	HFF Holdings

Form of Organization, Purpose and Assets

HFF, Inc. (for purposes of this section, the “Corporation”) is a Delaware corporation governed by the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation was founded for the purpose of conducting any business that may be lawfully conducted by a corporation. The Corporation’s material assets consist of its equity interests in the Operating Partnerships and Holliday GP. Through its ownership of Holliday GP, the sole general partner of the Operating Partnerships, the Corporation operates and controls all of the business and affairs of the Operating Partnerships and, through the Operating Partnerships, conducts our business.
HFF LP is a Texas limited partnership governed by the Texas Revised Limited Partnership Act (the “TRLPA”). HFF LP was formed for the purpose of, and the nature of the business of HFF LP is, engaging in any lawful act or activity for which limited partnerships may be formed under the TRLPA.

	HFF Securities is a Delaware limited partnership governed by the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”). HFF Securities was formed for the purpose of, and the nature of the business of HFF LP is, acting as a registered broker-dealer in connection with its efforts, on behalf of its clients, to (a) raise equity capital for discretionary, commingled real estate funds marketed to institutional investors, (b) raise equity capital for real estate projects, (c) raise equity capital from institutional investors to fund future real estate acquisitions, recapitalizations, developments, debt investments and other real estate-related strategies, and (d) execute private placements of securities in real estate companies. In addition, HFF Securities provides advisory	HFF Holdings is a Delaware limited liability company governed by the Delaware Limited Liability Company Act (the “Delaware LLC Act”). The business of HFF Holdings is to (a) hold the membership interest in and act as the sole member of Holdings Sub, (b) hold and acquire shares of Class A common stock and Class B common stock of the Corporation and act as a shareholder of the Corporation, and (c) engage in any business incidental to the foregoing or any business of any subsidiary of HFF Holdings. HFF Holdings’ material assets consist of, through its sole ownership of Holdings Sub, partnership units in the Operating Partnerships and one share of Class B common stock of the Corporation.

HFF, Inc.	Operating Partnerships	HFF Holdings
services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies, and is entitled to engage in any and all purposes and activities that are ancillary thereto as permitted under the DRULPA.

Management and Control

Our board of directors manages the Corporation’s business and affairs. Accordingly, except for their vote in the election of directors and their vote in specified major transactions, the Class A common stockholders, as such, do not directly have any control over the Corporation’s business and affairs.
Holliday GP, as general partner, manages and controls the business and affairs of each Operating Partnership. The shares of Holliday GP are wholly-owned by HoldCo LLC, a wholly-owned subsidiary of the Corporation.

In exercising such control, Holliday GP acts at the direction of the manager of HoldCo LLC, who is appointed by the board of directors of the Corporation. The manager consults with and considers the non-binding recommendations of the operating committee of HoldCo LLC, which is appointed by certain senior officers of the Operating Partnerships (and is comprised of 10 employees of the Operating Partnerships (or either of them)). Additionally, a managing member and operating committee has been established in HFF LP. In performing its duties as general partner of HFF LP, Holliday GP consults with and considers the non-binding recommendations of HFF LP’s managing member and operating committee. Additionally, such senior officers, managing member and operating committee participate in the preparation of the annual budget for submission to Holliday GP as a non-binding recommendation.	Management of HFF Holdings’ business and day to day affairs is vested solely in the managing member of HFF Holdings. In exercising such control, the managing member also consults with and considers the recommendations of the operating committee of HFF Holdings, which consists of two non-voting committee members and eight members (including the managing member) of HFF Holdings. Approval of the operating committee is required for certain matters, including the annual operating budget of HFF Holdings.

Certain additional actions require the vote of a majority or super-majority of the percentage interests in HFF Holdings as described in “- Voting Rights” below.

Holliday GP also delegates certain control over the Operating Partnerships to certain officers of each Operating Partnership.

HFF, Inc.

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 200,000,001, consisting of (i) 175,000,000 shares of Class A common stock, par value $0.01 per share, (ii) 1 share of Class B common stock, par value $0.01 per share, and (iii) 25,000,000 shares of preferred stock, par value $0.01 per share. The number of authorized shares of any class may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, and no vote of the holders of any class voting separately as a class shall be required therefor.
As of May 11, 2009, there were approximately (i) 16.5 million shares of Class A common stock outstanding (or approximately 36.9 million shares if all outstanding partnership units in the Operating Partnerships not held directly or indirectly by the Corporation are exchanged for shares of Class A common stock on the basis of two partnership units, one in each Operating Partnership, for a share of Class A common stock), (ii) 1 share of Class B common stock outstanding, and (iii) no shares of preferred stock outstanding.
Operating Partnerships

Authorized Capital
Each partner in the Operating Partnerships holds units representing interests in the Operating Partnerships, and the percentage interest of each partner is determined based on the ratio of the number of units held by such partner to the number of outstanding units in the partnership. The units and associated percentage interests in each of the Operating Partnerships held by the partners at May 11, 2009 is as follows:

Name
Interest	Units	Percentage
Holliday GP	368,000	1.0%
HoldCo LLC	16,077,000	43.7%
Holdings Sub	20,355,000	55.3%
In the event a share of Class A common stock is redeemed, repurchased, acquired, cancelled or terminated by HFF, Inc., one unit of each of the Operating Partnerships registered in the name of HoldCo LLC (or in the event HoldCo LLC no longer holds units, Holliday GP) will automatically be cancelled for no consideration. Similarly, in the event HFF, Inc. issues a share of Class A common stock (other than in connection with the initial public offering), the net proceeds received by HFF, Inc. with respect to such share will be concurrently transferred to HoldCo LLC for transfer to HFF LP and HFF Securities in such manner as Holliday GP shall determine, each of which will in return issue to HoldCo LLC one unit in such Operating Partnership.
In the event any member of HFF Holdings forfeits a membership interest in HFF Holdings in accordance with the HFF Holdings operating agreement (i.e., as the result of being removed for cause under the HFF Holdings operating agreement or competing or soliciting in violation of the HFF Holdings
HFF Holdings

Each member of HFF Holdings holds units representing interests in HFF Holdings, and the percentage interests of each member are determined based on the ratio of the number of units held by such member to the number of units held by all members of HFF Holdings.
As of May 11, 2009, there were approximately 20,355,000 units of HFF Holdings outstanding.

HFF, Inc.	Operating Partnerships	HFF Holdings
operating agreement), the partnership agreement of each Operating Partnership provides that Holdings Sub will simultaneously forfeit a portion of the units it then holds in each Operating Partnership (equal to such forfeiting member’s indirect ownership interest in such Operating Partnership).

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Class B common stock (other than the Corporation or any of its subsidiaries) are entitled to a number of votes that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships are exchangeable. However, Class A common stockholders and Class B common stockholders are not entitled to vote on any amendment to the Corporation’s amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of the certificate of incorporation or as otherwise required by applicable law.

Pursuant to the Corporation’s amended and restated bylaws and the DGCL, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote at a meeting of the
The management and control of the business and affairs of the Operating Partnerships are exclusively vested in Holliday GP, as general partner of each Operating Partnership.

The sole rights granted to voting right holders, which consist of any employee of the Operating Partnerships with a title of Senior Managing Director or Executive Managing Director, of the Operating Partnerships are to (i) elect the managing member and operating committee of each such Operating Partnership and (ii) participate in the process of preparing the proposed annual operating budget. No holder of partnership units in a particular Operating Partnership, in its capacity as such, participates in or has any control over the business of such Operating Partnership. Except as expressly provided in the partnership agreement of each Operating Partnership, including with respect to dissolution and certain amendments to the partnership agreement of each Operating Partnership, the partnership units do not confer any rights upon holders of such units to participate in the conduct, control or management of the business of such Operating Partnership.	Members of HFF Holdings are entitled to voting power equal to the percentage obtained by dividing the units held by such member by the units held by all members.

Certain actions do require the vote of a specified majority percentage of the interests in HFF Holdings. A majority of the percentage interests in HFF Holdings constitutes a quorum at any meeting of the members of HFF Holdings. In addition, a majority of the percentage interests in HFF Holdings constitutes the act of the members, unless a greater number is required under the limited liability company agreement of HFF Holdings or applicable law. In particular, the consent of the holders of 65% of the percentage interests in HFF Holdings is required for certain matters, including:

(i)   the election of the managing member and the members of the operating committee;

(ii)   approval of the annual operating budget;

(iii)   admission of additional members or removal of members for cause;

(iv)   transfer or assignment of any interests in HFF Holdings;

(v)   purchase of units being redeemed by a member pursuant to an exercise of the

HFF, Inc.	Operating Partnerships	HFF Holdings
Corporation’s stockholders constitutes a quorum of stockholders at such meeting. When a quorum is present at any meeting, the vote of the holders of a majority of the votes cast shall decide any question brought before such meeting, unless otherwise provided in the Corporation’s amended and restated certificate of incorporation or bylaws or the DGCL.

   Exchange Right;

(vi)   certain matters relating to the incurrence of indebtedness, capital calls and contributions and setting of compensation payable to any member;

(vii)   certain tax matters;

(viii)   a sale of all or substantially all of the assets or the equity interests of HFF Holdings or Holdings Sub;

(ix)   dissolution of HFF Holdings;

(x)   amendment of the limited liability company agreement of HFF Holdings; and

(xi)   the approval or disapproval of any matter submitted to the stockholders of the Corporation.

Dividend and Distribution Rights

Holders of the Corporation’s Class A common stock are entitled to receive dividends when and if declared by the Corporation’s board of directors out of assets that are legally available therefor, subject to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock and applicable law.

Holders of Class B common stock are not entitled to dividend rights.
Holliday GP has the right to determine when distributions are made to the partners of HFF LP and the amount of any such distribution. All distributions are made to the partners pro rata in accordance with their respective percentage ownership interests in the applicable Operating Partnership.

	The holders of partnership units in the Operating Partnerships incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the applicable Operating Partnership. Net profits and net losses of the Operating Partnerships will generally be allocated to the partners pro rata in accordance with their respective percentage interests. The partners of each Operating Partnership are also entitled to cash distributions if Holliday GP determines that the taxable income of the applicable Operating Partnership will give rise to	Subject to certain limitations, holders of limited liability company units in HFF Holdings are entitled to certain cash distributions at such time as the operating committee determines, distributions related to payments under the tax receivable agreement between HFF Holdings and the Corporation as soon as feasible following receipt by HFF Holdings and the Corporation and tax distributions paid by the Operating Partnerships to its partners as soon as feasible following receipt by HFF Holdings. Such distributions are paid in accordance with each holder’s percentage interests.

HFF, Inc.	Operating Partnerships	HFF Holdings
taxable income for its partners (or their constituent members).

Liquidity

With the exception of Class A common stock held by our affiliates, the Class A common stock is freely transferable.

Class A common stock is not convertible or exchangeable into any other class of security issued by us or the Operating Partnerships.

The Class A common stock is listed on the New York Stock Exchange.
	The partnership agreement of each Operating Partnership requires that each limited partner obtain Holliday GP’s consent to any sale, assignment, pledge, transfer, distribution or other disposition of any partnership unit in such Operating Partnership. Holliday GP may grant or withhold such consent in its sole discretion, provided that the partnership agreement permits certain transfers including (a) transfers contemplated under and in accordance with the Exchange Right, (b) transfers by the members in HFF Holdings of their interests (i) by devise or descent or by operation of law upon the death or disability of a member of HFF Holdings and (ii) to (x) immediate family members or trusts established for the benefit of such family members for estate planning purposes, (y) a charity for gratuitous purposes, or (z) as otherwise expressly permitted under the HFF Holdings operating agreement, and (c) transfers of shares of Class A common stock and Class B common stock of the Corporation.	The limited liability company agreement of HFF Holdings requires that no member has the right to sell, transfer, assign or hypothecate any interests in HFF Holdings without the consent of the holders of 65% of the percentage interests in HFF Holdings. In addition, unless the transferee’s admission as a member is approved by the holders of 65% of the percentage interests in HFF Holdings and such transferee has executed an operating agreement with one of the Operating Partnerships, such transferee will be an interest holder only and not a member of HFF Holdings, and, as such, would not be entitled to certain rights including, among other things, the Exchange Right, the right to receive certain cash distributions and the right to receive distributions related to payments under the tax receivable agreement.

Fiduciary Duties of Directors/General Partner/Members

Under Delaware law, the directors of the Corporation owe the Corporation and its stockholders fiduciary duties, including the duties of care and loyalty, and are required to act in good faith in discharging their duties.

Under the Corporation’s amended and restated certificate of incorporation, to the extent permissible under the DGCL, no member of the board of directors is personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director.
Pursuant to the partnership agreement of each of the Operating Partnerships, the general partner and limited partners of each Operating Partnership expressly waive any and all fiduciary duties that, absent such waiver, may be implied by law.	Each member of HFF Holdings is obligated to devote his full business time, energy and best efforts to the business and affairs of HFF Holdings and its subsidiaries and a reasonable portion of his non-business time to the member’s duties and responsibilities and other aspects of HFF Holdings’ and its subsidiaries’ business as reasonably requested by HFF Holdings. A member may not engage, directly or indirectly, in any other activity that interferes with the performance of the member’s duties, or is contrary to the interest of HFF Holdings and its subsidiaries.

Duties of a member, in its capacity as

HFF, Inc.	Operating Partnerships	HFF Holdings
such, are expressly limited in the limited liability company agreement to those set forth in the limited liability company agreement, and no member is obligated or liable to HFF Holdings or to any other member as a fiduciary or in any other capacity not specifically authorized in the limited liability company agreement.

Indemnification

To the fullest extent permitted by law, the Corporation will indemnify any current or former director or officer in any suit (whether brought on behalf of the Corporation or otherwise) brought by reason of such person’s service to the Corporation against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with such a suit.
To the fullest extent permitted by law, each Operating Partnership will indemnify any current or former director or officer in any suit (whether brought on behalf of such Operating Partnership or otherwise) brought by reason of such person’s service to such Operating Partnership against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with such a suit.

	Holliday GP, as general partner, is liable for all debts and obligations that cannot be satisfied out of the applicable Operating Partnership’s assets.	Except in connection with claims relating to the removal of a member or for claims resulting from fraud, bad faith, criminal conduct or gross negligence, HFF Holdings will indemnify its members and their respective officers, directors, employees, affiliates, associates and agents to the fullest extent permitted by law and shall hold them harmless from and with respect to all (i) fees, costs and expenses including, without limitation, attorneys’ fees incurred in connection with any claim, action or demand against such person that relate to HFF Holdings, its assets, business or affairs; and (ii) any resulting losses or damages from any such claim, action or demand, including amounts paid in settlement or compromise of the claim, action or demand.

Number of Directors; Election of Directors; Filling of Vacancies; Removal of Directors/General Partner/Managing Member and Members of the Operating Committee

The number of directors shall be fixed from time to time by resolution adopted by affirmative vote of a majority of the board of directors. The Corporation’s board of directors is divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of the Corporation’s stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The directors are elected by a vote of a plurality of those holders of Class A common stock and Class B common stock and others entitled
The appointment of an additional or substitute general partner requires the written consent of all of the limited partners of the applicable Operating Partnership, provided that such consent is deemed given (and each limited partner is obligated to give such consent) upon the approval of those limited partners holding more than 50% of the partnership units (including those held by the general partner).

No general partner may withdraw or be removed from the partnership unless an additional general partner has previously been admitted.	The managing member serves for a term of two years, after which the managing member may stand for election for successive terms by a vote of the holders of 65% of the percentage interests in HFF Holdings. The managing member may be removed by a vote of the holders of 75% or more of the percentage interests in HFF Holdings.

Each person on the operating committee serves for a term of two years, at which time each such person may stand for re-election by a vote of the holders of 65% of the percentage interests in HFF Holdings. Any member of the operating committee is

HFF, Inc.	Operating Partnerships	HFF Holdings
to vote that are present (in person or by proxy) at a meeting in which such votes are cast. Additionally, if a series of preferred stock is entitled to vote separately to elect its own director(s), then the holders of such a series will have the right to such election. Any director elected to the board by preferred stockholders will serve in addition to the number of directors required by a resolution of the board of directors.

Any vacancy on the board of directors shall be filled only by a vote of the majority of the board of directors then in office, although less than a quorum, or by a sole remaining director.

A director must vacate office when he or she resigns, or is not re-elected. Any director, or the entire board, may be removed, with or without cause, by a vote of not less than 66 2/3% of the stockholders entitled to vote for such director(s).
subject to removal prior to the end of his term by a recall vote of the holders of 65% of the percentage interests in HFF Holdings and, if such removal is voted, the members shall vote to replace such operating committee member by a vote of the holders of 65% of the percentage interests in HFF Holdings.

Director/General Partner/Managing Member and Operating Committee Nominations by Stockholders/Limited Partners/Members

The procedures set forth in the Corporation’s amended and restated bylaws require a stockholder to deliver notice to the Corporation’s secretary or assistant secretary at the principal executive offices of the Corporation not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders, except that in the case where the size of the board of directors is increased without public announcement at least 80 days prior to the first anniversary of the preceding year’s annual meeting, such notice shall be considered timely if made no later than the close of business on the tenth day following the public announcement of such by the Corporation (provided that if no public announcement is made at
	As noted above, the appointment of an additional or substitute General Partner requires the written consent of all of the limited partners of the applicable Operating Partnership, provided that such consent is deemed given (and each limited partner is obligated to give such consent) upon the approval of those limited partners holding more than 50% of the partnership units (including those held by the general partner).	As noted above, the election of each of the managing member and each member of the operating committee requires the consent of the holders of 65% of the percentage interests in HFF Holdings.

HFF, Inc.	Operating Partnerships	HFF Holdings
least 10 days before the meeting, such notice is not required). Such notice must be in writing and must include (i) the name and address of the nominating stockholder, as they appear on the Corporation’s books, (ii) the class and number of shares of the Corporation’s stock which are owned beneficially and of record by the nominating stockholder, (iii) certain representations, (iv) the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, and (iv) any information regarding the nominee that is required under Regulation 14A of the Securities Exchange Act of 1934, as amended, to be included in a proxy statement relating to the election of directors. Finally, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting at which the voting takes place with respect to such stockholder’s nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

Stockholder/Limited Partner/Member Proposals

Class A common stockholders and other stockholders may make proposals to be voted on at a meeting in which such voting takes place. Notice of such proposals must be made in the same timely manner as is required for director nominations and must contain the information set forth in the amended and restated by-laws of the Corporation. The Commission’s rules set forth standards as to what stockholder proposals are required to be included in a proxy statement. In addition, pursuant to the Corporation’s amended and restated bylaws, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting at which the voting takes
	No limited partner, in its capacity as such, has any right to participate in the conduct, control or management of the Operating Partnerships except in the limited circumstances described above under "—Voting Rights.”	No member, in its capacity as such, has any right to participate in the conduct, control or management of HFF Holdings except in the limited circumstances described above under “- Voting Rights.”

HFF, Inc.	Operating Partnerships	HFF Holdings
place with respect to such stockholder’s proposal, such proposal shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

Special Meetings Called by Stockholders/Limited Partners/Members

The Corporation’s amended and restated certificate of incorporation does not permit Class A common stockholders to call special meetings of the stockholders.	Under the partnership agreement of each Operating Partnership limited partners are not permitted to call special meetings of the applicable Operating Partnership.	Meetings of the members may be called by members holding not less than 35% of the percentage interests in HFF Holdings.

Action Through Writing

Any action required or permitted to be taken by holders of Class A common stock must be effected at a duly called annual or special meeting of holders and may not be effected by any consent in writing by such holders.
	Any action required or permitted to be taken by the partners under the partnership agreement of each Operating Partnership shall be taken if all partners whose consent is required consent thereto in writing.	Any action required or permitted to be taken at a meeting of the members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by holders having not less than the minimum number of votes necessary to authorize or take such action.

Amendments to Governing Instruments

Pursuant to the DGCL, the certificate of incorporation of the Corporation may only be amended by the board of directors with the approval of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of any class of stock affected by the amendment except that, pursuant to the Corporation’s amended and restated certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, will be required for the stockholders to amend, alter or repeal certain provisions of the certificate of incorporation relating to the Corporation’s bylaws, board of directors, stockholder meetings, advance notice of new business and stockholder nominations of director nominees and amendment of the certificate of incorporation. In addition, the amendment of certain
	The general partner of each Operating Partnership may, at its sole discretion, amend the partnership agreement. However, subject to certain specified exceptions, no such amendment may have an adverse affect in any material respect on the rights or preferences of any class of partnership units in relation to any other class of partnership units without the written consent of each affected limited partner.	The limited liability company agreement may be amended in writing by consent of the holders of 65% of the percentage interests in HFF Holdings, provided that, subject to certain exceptions, a member’s interest may not be diluted without his consent.

HFF, Inc.	Operating Partnerships	HFF Holdings
provisions in the Corporation’s certificate of incorporation relating to the exchange right of the holder of Class B common stock may only be altered, amended or repealed by the affirmative vote of the holders of at least a majority in voting power of the Class B common stock.

The affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, will be required for the stockholders to make, amend, alter, change, add to or repeal any provision of the by-laws.

Asset Sales, Mergers and Consolidations

Pursuant to the DGCL, the board of directors may sell, lease or exchange all or substantially all the Corporation’s assets when authorized by a majority of the stockholders entitled to vote on a resolution granting such authorization.
	Holliday GP, as general partner of each Operating Partnership, has the authority and sole discretion to determine if, when and on what terms any or all of the Operating Partnerships’ assets are sold.	A sale of all or substantially all of the assets or the equity interests of HFF Holdings or Holdings Sub requires the consent of the holders of 65% of the percentage interests in HFF Holdings.

In addition, the Corporation may merge or consolidate with another entity upon the board of directors recommending such action and subsequent approval of a majority of the stockholders entitled to vote on mergers and consolidations.

Access to Books and Records

Members of the general public have a right to inspect our public documents, available at the Commission’s offices and through its electronic filing system (EDGAR).	Under the TRLPA and the DRULPA, limited partners are permitted access to certain financial and tax information and other records of HFF LP and HFF Securities, respectively.	Under the Delaware LLC Act, members of HFF Holdings are permitted access to certain financial and tax information and other records of HFF Holdings.

Under the DGCL, stockholders have the right to access a list of stockholders and others entitled to vote at a meeting. This list must be produced by us at least 10 days in

HFF, Inc.	Operating Partnerships	HFF Holdings
advance of any meeting in which voting is to take place. The list must contain the names and addresses of all stockholders as well as the number of shares each holds. Stockholders may only access the list for purposes of conducting stockholder business.

Dissolution

The Corporation has a perpetual term.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of preferred stock are entitled, the Class A common stockholders will be entitled to receive the remaining assets of the Corporation available for distribution. Such assets will be paid on a pro rata basis in proportion to the amount of outstanding shares owned by each Class A common stockholder. The Class B common stockholders are not entitled to any assets of the Corporation in such an event.
Each Operating Partnership may be dissolved only upon the occurrence of the voluntary agreement of all partners, any act constituting dissolution under applicable law or certain other events specified in the partnership agreement. Upon dissolution, such Operating Partnership will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are partners) in satisfaction of the liabilities of such Operating Partnership, (b) second, to the setting up of any reserves which Holliday GP may determine to be reasonably necessary for any contingent liability of such Operating Partnership and (c) third, to the partners in proportion to their respective percentage interests.	HFF Holdings shall be dissolved only by consent of the holders of 65% of the percentage interests in HFF Holdings or upon the sale of all of the Company’s assets.

Upon dissolution, HFF Holdings will (i) sell or otherwise liquidate its assets (other than rights to payments under the tax receivable agreement), and establish such reserves as may be reasonably necessary to provide for contingent liabilities, (ii) allocate any profit or loss resulting from such sales to the members’ capital accounts, and (iii) distribute the remaining assets in the following order: (A) to discharge all debts and liabilities, and (B) to pay (1) any remaining proceeds (other than rights to payments under the tax receivable agreement) to the members on a proportionate basis (subject to deductions for any unpaid capital requirements of a particular member) and (2) any payments under the tax receivable agreement to the members entitled to the applicable payments.

PLAN OF DISTRIBUTION
          This prospectus relates to the issuance from time to time of up to 20,355,000 shares of our Class A common stock to holders of limited liability company units in HFF Holdings, who are entitled to, pursuant to the Exchange Right granted to them in the Reorganization Transactions, direct HFF Holdings to, through its wholly owned subsidiary Holdings Sub, exchange two partnership units, one in each Operating Partnership, for a share of Class A common stock, and subsequently redeem one limited liability company unit in HFF Holdings held by such holder for such share of Class A common stock. The shares of Class A common stock registered under this prospectus will only be issued to the extent that holders of limited liability company units exercise the Exchange Right. We will not receive any cash proceeds from the issuance of any of our shares of Class A common stock upon an exchange of partnership units in the Operating Partnerships, but we will acquire the partnership units in the Operating Partnerships exchanged for shares of our Class A common stock that we issue to, through Holdings Sub, HFF Holdings. HFF Holdings will in turn not receive any cash proceeds from the transactions described in this prospectus but will acquire the limited liability company units in itself that are redeemed for such shares of Class A common stock that it may distribute to a redeeming holder. A holder of HFF Holdings units exercising its Exchange Right also has the right to direct HFF Holdings to sell such shares of Class A common stock for cash on behalf of the holder exercising its Exchange Right. The proceeds of this sale will be immediately distributed by HFF Holdings to such holder.
          For further information regarding the mechanics of the exercise of the Exchange Right, see “Exercise of the Exchange Right.”
LEGAL MATTERS
          The validity of the Class A common stock will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.
EXPERTS
          The consolidated financial statements of HFF, Inc. appearing in HFF, Inc.’s Current Report (Form 8-K) dated May 19, 2009 and the effectiveness of HFF, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we therefore file periodic reports, proxy statements and other information with the Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Commission. The address of the Commission’s Internet site is http://www.sec.gov.
          This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Commission, at the public reference facility maintained by the Commission in Washington, D.C. referenced above.
          Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or to a document incorporated or deemed to be incorporated by reference in the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE
          The Commission’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is deemed to be part of this prospectus from the date we file that document. Any reports filed by us with the Commission after the date of the initial registration statement and prior to effectiveness of the registration statement and any reports filed by us with the Commission after the date of this prospectus and before the date that the offerings of the shares of common stock by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.
          We incorporate by reference into this prospectus the following documents or information filed with the Commission:
•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (File 001-33280) (excluding the audited financial statements which are included pursuant to Item 8. thereof, which audited financial statements have been restated and which restated audited financial statements are incorporated by reference into this prospectus);

•	Quarterly Report on Form 10-Q, filed on May 8, 2009 (File No. 001-33280);

•	Current Report on Form 8-K, dated March 9, 2009, filed on March 10, 2009 (File No. 001-33280) (excluding the information furnished in Items 2.01 and 9.01 thereto (including Exhibit 99.1 thereto), which is expressly not to be deemed incorporated by reference into this prospectus);

•	Current Report on Form 8-K, dated April 3, 2009, filed on April 3, 2009 (File No. 001-33280);

•	Current Report on Form 8-K, dated April 27, 2009, filed on April 30, 2009 (File No. 001-33280);

•	Current Report on Form 8-K, dated May 19, 2009, filed on May 19, 2009 (File No. 001-33280);

•	Proxy Statement on Schedule 14A, filed on April 30, 2009 (File No. 001-33280);

•	the description of our Class A common stock contained in the Registration Statement on Form 8-A, dated January 26, 2007, filed with the Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended; and

•	all documents filed by HFF, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and before the termination of the offerings to which this prospectus relates.
          We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request copies of those documents from HFF, Inc., One Oxford Centre, 301 Grant Street, Suite 600, Pittsburgh, Pennsylvania 15219. You also may contact us at (412) 281-8714 or visit our website at http://www.hfflp.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus, and you should not rely on any such information in making your decision whether to purchase the shares offered hereby.

OUR MISSION AND VISION STATEMENT
          Our goal is to always put the client’s interest ahead of the Firm and every individual within the Firm.
          We will endeavor to strategically grow to achieve our objective of becoming the best and most dominant “one-stop” commercial real estate and capital markets intermediary offering the following:
•	Investment Banking and Advisory Services;

•	Investment Sales Services;

•	Loan Sales and Distressed Asset Sales;

•	Entity and Project Level Equity Services and Placements as well as all forms of Structured Finance Solutions;

•	All forms of Debt Solutions and Services; and

•	Commercial Loan Servicing (Primary and Sub-servicing).
          Our goal is to hire and retain associates who have the highest ethical standards and the best reputations in the industry to preserve our culture of integrity, trust and respect and to promote and encourage teamwork to ensure our clients have the “best team on the field” for each transaction. Simply stated, without the best people, we cannot be the best Firm.
          To ensure we achieve our goals and aspirations and provide outstanding results for our shareholders, we must maintain a flexible compensation and ownership package to appropriately recognize and reward our existing and future associates who profoundly contribute to our success through their value-added performance. The ability to reward extraordinary performance is essential in providing superior results for our clients while appropriately aligning our interests with our shareholders.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
          The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the Class A common stock being registered hereby. All amounts except the Securities and Exchange Commission registration fee are estimated.

Securities and Exchange Commission Registration Fee	$3,350
Accounting Fees and Expenses	22,400
Legal Fees and Expenses	35,000
Miscellaneous	4,000

Total	$64,750

Item 15. Indemnification of Directors and Officers
          Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful, except that with respect to an action brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys fees). Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law.
          Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitations on liability for our directors.
          We currently maintain liability insurance for our directors and officers. Such insurance is available to our directors and officers in accordance with its terms.
Item 16. Exhibits
          The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.
Item 17. Undertakings
          (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
          Provided, however, that: paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:
          (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
          (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

          (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania, on May 19, 2009.

HFF, INC.

By:	/s/ John H. Pelusi, Jr.

Name:	John H. Pelusi, Jr.
Title:	Chief Executive Officer
POWER OF ATTORNEY
          KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned directors and officers of the Registrant, a Delaware corporation, which is filing a Registration Statement on Form S-3 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933 hereby constitute and appoint John H. Pelusi, Jr. and Gregory R. Conley, and each of them (with full power to act alone), the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 19, 2009.

Signature	Title

/s/ John H. Pelusi, Jr.	Chief Executive Officer, Director and Executive Managing Director

John H. Pelusi, Jr.	(principal executive officer)

/s/ Gregory R. Conley	Chief Financial Officer

Gregory R. Conley	(principal financial and accounting officer)

/s/ John P. Fowler	Director

John P. Fowler

/s/ Mark D. Gibson	Director

Mark D. Gibson

/s/ John Z. Kukral	Director

John Z. Kukral

/s/ Deborah H. McAneny	Director

Deborah H. McAneny

Signature	Title

/s/ George L. Miles	Director

George L. Miles

/s/ Lenore M. Sullivan	Director

Lenore M. Sullivan

/s/ Joe B. Thornton, Jr.	Director

Joe B. Thornton, Jr.

/s/ McHenry T. Tichenor, Jr.	Director

McHenry T. Tichenor, Jr.

EXHIBIT INDEX

Exhibit
Number	Description
5.1	Opinion of Dechert LLP regarding the legality of the securities being registered

23.1	Consent of Ernst & Young LLP

23.2	Consent of Dechert LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on the signature page to the Registration Statement)